MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR AND QUARTER ENDED DECEMBER 31, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the year ended December 31, 2013, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. All information contained in this MD&A is current as of February 25, 2014 unless otherwise stated.

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Qualified Persons

Leonel Lopez, C.P.G., P.G. of Runge Pincock Minarco (formerly Pincock Allen & Holt) is the independent Qualified Person (“QP”) for the Company. Ramon Davila, Ing., the Company’s Chief Operating Officer and Carlos Wong, M.Sc., Ore Reserves Compliance Manager, are also certified QPs. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

Fourth Quarter				Full Year
2013	2012	Change	HIGHLIGHTS	2013	2012	Change
			Operating
701,617	701,618	(0%)	Ore Processed / Tonnes Milled	2,741,717	2,542,288	8%
3,421,161	2,562,926	33%	Silver Equivalent Ounces Produced	12,791,527	9,110,452	40%
2,746,598	2,311,146	19%	Silver Ounces Produced	10,641,465	8,260,434	29%
$9.66	$9.26	4%	Cash Costs per Ounce(1)	$9.35	$9.08	3%
$42.69	$28.24	51%	Total Production Cost per Tonne(1)	$39.29	$28.62	37%
$20.61	$32.42	(36%)	Average Realized Silver Price Per Ounce ($/eq. oz.)(1)	$23.08	$31.10	(26%)
			Financial
$59.0	$71.0	(17%)	Revenues ($ millions)	$251.3	$247.2	2%
$14.3	$39.5	(64%)	Mine Operating Earnings ($ millions)(2)	$92.3	$142.0	(35%)
($81.2)	$22.4	(463%)	Net (Loss) Earnings ($ millions)(3)	($38.2)	$88.9	(143%)
$20.4	$43.2	(53%)	Operating Cash Flows Before Movements in Working Capital and Income Taxes ($ millions)(2)	$137.3	$146.8	(6%)
$54.8	$111.6	(51%)	Cash and Cash Equivalents ($ millions)	$54.8	$111.6	(51%)
$32.8	$115.7	(72%)	Working Capital ($ millions)(1)	$32.8	$115.7	(72%)
			Shareholders
($0.69)	$0.19	(462%)	(Loss) Earnings Per Share ("EPS") - Basic	($0.33)	$0.80	(141%)
$0.05	$0.26	(80%)	Adjusted EPS(1)	$0.56	$1.05	(47%)
$0.17	$0.37	(53%)	Cash Flow Per Share(1)	$1.17	$1.32	(11%)
117,030,825	116,442,639	1%	Weighted Average Shares Outstanding for the Periods	116,935,325	110,775,284	6%

(1)

The Company reports non-GAAP measures which include Cash Costs per Ounce, Total Production Cost per Tonne, Average Realized Silver Price per Ounce, Working Capital, Adjusted EPS and Cash Flow Per Share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 22 to 25.

(2)

The Company reports additional GAAP measures which include Mine Operating Earnings and Operating Cash Flows Before Movements in Working Capital and Income Taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See descriptions in “Additional GAAP Measures” on page 25 and 26.

(3)

Net loss in the fourth quarter and year ended December 31, 2013 includes an impairment charge on goodwill and mining interests of $28.8 million and a non- cash charge of $38.8 million to deferred income tax expense in relation to the Mexican Tax Reform enacted in December 2013.

Record Production

The Company achieved another quarter of record production, producing 2,746,598 ounces of silver and 3,421,161 of silver equivalent ounces, compared to 2,311,146 ounces of silver and 2,562,926 of silver equivalent ounces in the fourth quarter of 2012, increases of 19% and 33%, respectively.

Annual production in 2013 increased 40% to reach a record of 12,791,527 of silver equivalent ounces compared to 9,110,452 silver equivalent ounces produced in 2012. Silver production also increased 29% to 10,641,465 ounces compared to 8,260,434 ounces of silver in 2012.

Higher production for the year was primarily attributed to the ramp up of the 1,000 tonnes per day (“tpd”) flotation and 1,000 tpd cyanidation circuits at the new Del Toro Silver Mine, which accounted for 53% of the increase in silver equivalents production. In addition, the Company’s 2013 results included a full year of production from the La Guitarra Silver Mine compared to half year of production in 2012 since the acquisition of Silvermex Resources Inc. in July 2012. Furthermore, production at La Parrilla and San Martin also increased 21% and 33%, respectively, compared to the prior year due to more tonnage milled.

Revenues

The Company generated revenues of $59.0 million in the fourth quarter of 2013, a decrease of $12.0 million or 17% compared to $71.0 million in the fourth quarter of 2012. The decrease in revenue was primarily due to the 36% decline in average silver price compared to the same quarter of the prior year, partially offset by 35% increase in payable equivalent silver ounces sold.

Revenues for the year ended December 31, 2013 were $251.3 million, an increase of $4.1 million compared to $247.2 million in 2012, as record production in 2013 resulted in 41% increase in payable equivalent silver ounces sold. However, the increase in ounces sold was offset by a 26% decrease in average realized silver price per ounce compared to 2012. Higher revenues were also partially offset by higher metal deductions and increased smelting and refining charges related to an increase in concentrate production from the new Del Toro mine, full year of La Guitarra operations and higher throughput at the La Parrilla flotation plant.

Mine Operating Earnings

For the quarter ended December 31, 2013, mine operating earnings were $14.3 million compared to $39.5 million in the fourth quarter of 2012. The decrease was attributed to lower margins as a result of a 36% decrease in average realized silver price per ounce, as well as higher depletion, depreciation and amortization expense from expanded production and operations.

For the year ended December 31, 2013, the Company recognized mine operating earnings of $92.3 million, a decrease of 35% compared to $142.0 million in 2012. The decrease in mine operating earnings was primarily attributed to a 26% decline in average realized silver price per ounce during the year, while depletion, depreciation and amortization expense increased by $17.9 million due to an 8% increase in tonnage milled and additional depreciation and amortization from the new Del Toro mine and full year of La Guitarra operations.

Net (Loss) Earnings

Net loss after taxes for the fourth quarter and year ended December 31, 2013 were $81.2 million and $38.2 million respectively, compared to net earnings after taxes of $22.4 million and $88.9 million in the comparative periods of 2012. Net loss in the current period was attributed to non-cash impairment charges totalling $28.8 million (see “Impairment of Goodwill and Mining Interests” below) and a non-cash accounting adjustment of $38.8 million to deferred income tax liabilities as a result of the recently enacted Mexican Tax Reform (see “Mexican Tax Reform” below).

Earnings per share (“EPS”) for the fourth quarter and year ended December 31, 2013 were a loss of $(0.69) and $(0.33), respectively. Adjusted EPS (see “non-GAAP measures”), normalized for non-cash or unusual items, for the quarter and year ended December 31, 2013 were $0.05 and $0.56, respectively.

Cash Flows from Operations

In the fourth quarter of 2013, operating cash flows before movements in working capital and income taxes was $20.4 million ($0.17 per share), compared to $43.2 million ($0.37 per share) in the fourth quarter of 2012. The decrease in cash flow per share was primarily attributed to decrease in mine operating earnings, which were affected by a 36% decline in silver prices compared to the fourth quarter of 2012.

Operating cash flows before movements in working capital and income taxes for the year decreased 6% from $146.8 million ($1.32 per share) in 2012 to $137.3 million ($1.17 per share) in 2013. Cash flows from operations were lower due to decrease of 26% in average realized silver prices, which were partially offset by a 41% increase in payable equivalent silver ounces sold.

In 2014, the Company’s focus is operational efficiency, to continue optimizing the mines to ensure profitability and generation of operating cash flows in the current lower silver price environment.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the fourth quarter and year ended December 31, 2013 were $9.66 and $9.35, respectively, a slight increase of 4% and 3% compared to $9.26 and $9.08 per ounce in the comparable periods of 2012.

The increase in cash cost per ounce was primarily attributed to higher production costs from the increase in mining and haulage costs at La Encantada due to a higher proportion of fresh ore from the mine compared to old tailings, additional diesel and generator rental costs incurred at Del Toro due to delays in the construction of the power line, and higher than expected smelting and refining costs at the new Del Toro mine due to penalty costs for impurities as the mill is refining its metallurgical processes during the ramp up of this new mine. Increases in production costs were mostly offset by higher by-product credits from La Parrilla, Del Toro and La Guitarra as these mines continue to ramp up their production through 2013.

Effective 2014, the Company will adopt the guidance on All-In Sustaining Cost ("AISC"), which is a non-GAAP industry measure to provide greater visibility, comparability and representation of the total costs associated with producing silver from its current operations. Please see “2014 Outlook” section for more detail on AISC.

Del Toro Silver Mine Construction

Phase 1 construction of the Del Toro Silver Mine for the 1,000 tpd flotation plant was completed and inaugurated in a special ceremony on January 23, 2013. The first delivery of concentrates was shipped to the smelter during February 2013 and the plant was deemed by management to have reached commercial production criteria on April 1, 2013.

Phase 2 expansion included the addition of a 1,000 tpd cyanidation circuit allowing for the production of silver doré bars. Commissioning of the cyanidation commenced on October 20, 2013 and the first pour of silver bars began in late November. The new 1,000 tpd cyanidation circuit was deemed by management to have reached commercial production criteria on January 1, 2014.

By the end of 2013, the Del Toro mine had completed Phase 1 and 2 of the plant construction, with a combined throughput capacity of 2,000 tpd (1,000 tpd flotation and 1,000 tpd cyanidation). As previously announced, to conserve capital in a reduced silver price environment, management is changing its capital investment and production plan for the Del Toro mine. Management has decided to delay the ramp up to 4,000 tpd until further notice. With some minor plant and process modifications, the Company is planning to accelerate the ramp up of the cyanidation circuit to 2,000 tpd in early 2014 and further ramping up to 2,200 tpd by the end of 2014; however, the Company plans to reduce the flotation circuit production level from 1,000 tpd to approximately 550 tpd during 2014. The capital investments that will be delayed include the installation of one of the two semi-autogenous grinding (“SAG”) mills and the completion of the San Juan shaft. Management believes this plan will yield production of approximately 2.7 million to 2.9 million silver ounces or 3.2 million to 3.5 million ounces of silver equivalents from Del Toro during 2014, while effectively reducing the treatment and refining cost of concentrates.

San Martin Mill Expansion

The San Martin mill expansion from 900 tpd to 1,200 tpd was completed during the fourth quarter of 2013. The expansion of the processing plant was completed in late December with the final installation of a new and larger 9.5’ x 12’ ball mill to replace the older 8.5’ x12’ ball mill. The larger ball mill is expected to be more reliable and capable of reaching planned throughputs of 1,300 tpd during the first quarter of 2014.

Mexican Tax Reform

In late 2013, a new Income Tax Law was enacted in Mexico (“Mexican Tax Reform”) which became effective January 1, 2014. Key provisions of the Mexican Tax Reform that may affect the Company consist of:

  Imposes a new 7.5% mining royalty. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year;
  Imposes a new environmental duty of 0.5% of gross income arising from the sale of gold and silver;
  Corporate income tax rate to remain at 30%, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015;
  Elimination of the Business Flat Tax (“IETU”);
  Elimination of the option for depreciation of capital assets on an accelerated basis;
  Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre- operating periods. These exploration costs will be amortized on a straight-line basis over 10 years;
  Reduction of deductibility for various employee fringe benefits; and
  Imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico-Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

The Company has taken the position that the new 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purpose, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a non-cash deferred income tax liability of $35.1 million as at December 31, 2013 in respect of this royalty. In addition, the Company recognized $3.7 million for the 2% change in Mexican statutory tax rates on any temporary difference on its existing long-term assets. The combined $38.8 million non-cash adjustment to deferred income tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

In addition to the above, the Mexican Tax Reform abolishes the tax consolidation regime and consolidated groups will effectively be de-consolidated on a go forward basis. Existing groups are now required to assess the tax impact of deconsolidation using a mechanism established transition rules specified in legislation for which the final applied rules are expected to be released in the next few months. The Company is reviewing the impact and will communicate the financial impact when it is finally determined in the applied Mexican tax rules.

Impairment of Goodwill and Mining Interests

During 2013, metal prices declined significantly and have remained at these lower levels. As a result, the Company assessed the recoverable amounts of each of its cash-generating units (“CGU’s”), including goodwill.

The recoverable amounts of each CGU was determined based on its fair market value less cost to sell (“FVLCTS”), estimated based on life-of-mine (“LOM”) cash flow projections which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, future operating costs and capital expenditures, inflation, and long-term foreign exchange rates. Metal pricing included in the cash flow projections are based on analyst consensus of estimates. Projected cash flows are discounted using the Company’s weighted average costs of capital which includes estimates for risk-free interest rates, market value of the Company’s equity, market return on equity, share volatility and debt-to-equity financing ratio. For non-producing assets, FVLCTS were estimated based on in-situ value of their resources and exploration potentials. The metal pricing environment related to valuation of exploration-related in-situ ounces and the market value thereof have also declined with a varying impact on the Company’s exploration projects. The in-situ values vary dependent on facts and circumstances at each individual project. The impact of this change was assessed on a project by project basis, applying the market comparables most closely related to the specifics of the exploration property. Management’s estimate of the FVLCTS is classified as level 3 in the fair value hierarchy.

It was determined that the Company’s investment in mining interests acquired from Silvermex Resources Inc. (“Silvermex”) in July 2012, including the La Guitarra Silver Mine, the Peñasco Quemado Silver Project, the La Frazada Silver Project and the Los Lobos Silver Project had recoverable values below their carrying values, and as a result the Company recorded total impairment charges of $28.8 million in 2013 broken down as follow:

Year Ended
December 31, 2013
Impairment of goodwill of the La Guitarra Silver Mine	$24,591
Peñasco Quemado Silver Project	1,600
La Frazada Silver Project	2,100
Los Lobos Silver Project	500
Impairment of goodwill and mining interests	$28,791
Deferred income tax recovery	(1,481)
Impairment of goodwill and mining interests, net of tax	$27,311

The projected cash flows are significantly affected by changes in assumptions for future metal prices, future capital expenditures, production cost estimates and discount rates. For the purpose of 2013 year end impairment testing, the Company used a long-term silver price of $22.30 per ounce and discount rates ranging from 9% to 11%, equivalent to the Company’s weighted average cost of capital, adjusted for specific project risks.

2014 PRODUCTION OUTLOOK AND ALL-IN SUSTAINING COST GUIDANCE

This section of the MD&A provides management’s production forecasts for 2014. These forward-looking estimates are subject to the cautionary note regarding the risks associated with relying on forward-looking statements as stated at the beginning of this MD&A.

For 2014, the Company anticipates silver production will increase by 19% to 25% and to a new annual range of 12.7 million to 13.3 million ounces (or 14.8 million to 15.6 million silver equivalent ounces) with the following upcoming developments, based on 330 operating days in the various mine production plans:

  At Del Toro, total throughput from the dual circuit processing plant is expected to average 2,600 tpd (2,100 tpd from cyanidation and 500 tpd from flotation), reaching 2,200 tpd from cyanidation and 550 tpd from flotation by year end;
  As a result of the recent expansion at San Martin, the cyanidation plant is expected to average 1,300 tpd starting in early 2014. This increase in mill capacity from the previously 900 tpd is expected to produce an additional 0.5 million ounces of silver plus modest amounts of gold per year;
  At La Encantada, an upgrade and expansion of the crushing and grinding area which will allow the processing of fresh underground ore to be increased in the second half of 2014. In addition, the reprocessing of old tailings has been eliminated from the mill feed due to the low metal price environment. This modification is expected to improve both silver recoveries and the head grade at the mill; and
  Due to the underground development of the El Coloso Project at the La Guitarra mine in the second half of 2013, the Company expects higher silver grades to be extracted and processed in the second half of 2014.

The Company continues to focus on operational efficiency, to optimize the mines to ensure profitability in a low price environment. These modifications are aimed to maintain First Majestic as one of the silver industry’s purest and highest margin producers.

The following is a summary of the Company’s 2014 outlook by producing mines:

Anticipated Operating Parameters	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Tonnes processed ('000s)	931 - 980	637 - 670	760 - 799	436 - 458	168 - 176	2,932 - 3,083

Silver ounces ('000s)	4,150 - 4,368	3,079 - 3,232	2,754 - 2,895	1,725 - 1,813	946 - 995	12,654 - 13,303
Gold ounces	-	461 - 485	1,450 - 1,524	2,381 - 2,503	4,076 - 4,285	8,368 - 8,797
Pounds of lead ('000s)	-	14,656 - 15,408	6,482 - 6,815	-	-	21,138 - 22,223
Pounds of zinc ('000s)	-	10,346 - 10,877	2,758 - 2,899	-	-	13,104 - 13,776
Silver equivalent ounces ('000s)	4,150 - 4,368	4,270 - 4,484	3,276 - 3,444	1,873 - 1,969	1,201 - 1,263	14,770 - 15,528

Average silver grade (g/t)	236	184	156	152	207	190
Average recoveries (%)	60%	79%	72%	81%	85%	71%

Cash cost per ounce	$8.78 - $9.23	$7.00 - $7.36	$9.18 - $9.66	$8.69 - $9.13	$9.21 - $9.68	$8.67 - $9.12
Production cost per ounce	$7.09 - $7.45	$9.19 - $9.67	$10.41 - $10.95	$9.54 - $10.02	$9.35 - $9.83	$8.80 - $9.26
Sustaining capital per ounce	$3.54 - $3.72	$4.67 - $4.91	$4.84 - $5.09	$5.24 - $5.50	$9.22 - $9.69	$4.66 - $4.90
Expansionary capital per ounce	$1.97 - $2.07	$1.76 - $1.85	$4.81 - $5.06	$2.02 - $2.12	$6.77 - $7.12	$3.35 - $3.52
Production cost per tonne	$32.21 - $33.87	$41.82 - $43.96	$38.56 - $40.54	$37.60 - $39.52	$51.46 - $54.10	$37.51 - $39.43

Metal average price assumptions for calculating equivalents: Silver $20.00/oz, Gold $1,250/oz, Lead $0.95/lb, Zinc $0.90/lb

The Company, in conjunction with an initiative undertaken within the mining industry, is voluntarily incorporating All-In Sustaining Cost (“AISC”), a non-GAAP measure, into its 2014 forward guidance. The Company believes AISC is a more comprehensive measure than Cash Cost Per Ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

AISC is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

All-In Sustaining Cost	2014 Outlook
Cash Costs Per Ounce(1)	$8.67 - $9.12
General and administrative costs	1.69 - 1.77
Share-based payments (non-cash)	0.77 - 0.81
Accretion and amortization of reclamation costs (non-cash)	0.08 - 0.09
Development sustaining capital	2.89 - 3.04
Exploration sustaining capital	0.58 - 0.61
Property, plant and equipment capital	1.19 - 1.25
All-in sustaining costs(2)	$15.87 - $16.69

1.

Cash Costs per Ounce is a non-GAAP measure widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 22 to 23. To conform to WGC’s guidance on AISC, the Company has included workers’ participation costs in the range of $0.38 - $0.39 in the calculation of Cash Cost Per Ounces for 2014.

2.

With the Mexican Tax Reform effective January 1, 2014, the 0.5% environmental duty calculated based on revenues is now incorporated into cash cost per ounce and all-in sustaining cost per ounce guidance. The 7.5% mining royalty that became effective January 1, 2014 is characterized as an income tax and is therefore not included in the metrics referenced above.

In 2014, the Company plans to spend a total of $106.0 million on sustaining capital for current operations including expansionary capital for a number of growth projects. The annual budget includes a total of $42.3 million to be spent towards plant, property and equipment, $55.7 million towards total development and $8.0 million in total exploration.

REVIEW OF OPERATING RESULTS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2013				2012
Production Highlights	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Ore processed/tonnes milled
La Encantada	252,467	248,578	269,517	368,679	407,221	388,462	382,172	337,940
La Parrilla	200,541	189,664	193,470	204,660	186,434	175,630	169,786	147,938
Del Toro (1)	122,838	77,439	74,193	45,391	-	-	-	-
San Martin	78,805	78,284	85,483	80,046	77,803	72,257	63,841	72,305
La Guitarra(2)	46,966	47,380	45,735	31,581	30,160	30,339	-	-
Consolidated	701,617	641,345	668,398	730,357	701,618	666,688	615,799	558,183
Silver equivalent ounces produced
La Encantada	962,505	931,027	1,132,399	1,136,603	1,117,254	1,090,966	1,041,292	861,506
La Parrilla	1,151,728	1,208,635	952,819	906,192	931,718	851,628	843,307	860,739
Del Toro (1)	693,561	567,723	499,357	176,495	-	-	-	-
San Martin	313,834	377,816	402,798	276,442	267,635	257,688	217,623	284,974
La Guitarra(2)	299,533	285,256	280,744	236,060	246,319	237,803	-	-
Consolidated	3,421,161	3,370,457	3,268,117	2,731,792	2,562,926	2,438,085	2,102,222	2,007,219
Silver ounces produced
La Encantada	959,312	900,077	1,104,973	1,116,732	1,099,154	1,068,863	1,022,094	846,391
La Parrilla	813,090	866,710	710,979	725,218	758,692	708,021	690,954	719,143
Del Toro (1)	550,026	416,716	369,772	148,084	-	-	-	-
San Martin	280,490	339,099	371,301	259,884	253,212	238,514	204,200	261,269
La Guitarra(2)	143,680	166,635	210,941	187,746	200,088	189,839	-	-
Consolidated	2,746,598	2,689,237	2,767,966	2,437,664	2,311,146	2,205,237	1,917,248	1,826,803
Gold ounces produced
La Encantada	53	61	51	72	70	86	63	19
La Parrilla	274	277	211	289	318	245	226	134
Del Toro (1)	117	74	83	26	-	-	-	-
San Martin	544	625	512	305	274	347	244	458
La Guitarra(2)	2,531	1,905	1,138	892	878	859	-	-
Consolidated	3,519	2,942	1,995	1,584	1,540	1,537	533	611
Lead ounces produced
La Parrilla	5,481,400	5,715,018	3,978,798	3,328,235	3,751,074	3,307,944	3,005,209	3,176,662
Del Toro (1)	2,874,489	2,828,533	1,967,741	729,879	-	-	-	-
Consolidated	8,355,889	8,543,551	5,946,539	4,058,114	3,751,074	3,307,944	3,005,209	3,176,662
Zinc ounces produced
La Parrilla	1,601,494	1,736,809	1,758,510	1,627,065	1,363,330	844,953	1,423,890	1,320,726
Del Toro (1)	97,251	496,072	1,139,583	52,313	-	-	-	-
Consolidated	1,698,745	2,232,881	2,898,093	1,679,378	1,363,330	844,953	1,423,890	1,320,726
Cash cost per ounce
La Encantada	$10.61	$10.70	$8.85	$8.79	$7.87	$8.19	$8.35	$9.69
La Parrilla	$6.45	$6.54	$9.20	$7.36	$8.48	$8.58	$8.35	$8.14
Del Toro (1)	$12.16	$9.29	$8.20	$-	$-	$-	$-	$-
San Martin	$13.96	$10.34	$10.91	$13.87	$12.88	$12.96	$12.75	$8.67
La Guitarra(2)	$4.08	$5.63	$13.21	$16.85	$18.45	$13.62	$-	$-
Consolidated	$9.66	$8.84	$9.43	$9.49	$9.26	$9.19	$8.83	$8.96
Production cost per tonne
La Encantada	$37.49	$37.50	$34.70	$25.65	$20.06	$21.52	$21.30	$23.27
La Parrilla	$35.80	$40.82	$37.79	$31.78	$32.39	$36.32	$33.46	$38.87
Del Toro (1)	$57.56	$55.35	$40.38	$-	$-	$-	$-	$-
San Martin	$54.07	$53.13	$52.62	$48.18	$45.46	$45.94	$43.66	$38.64
La Guitarra(2)	$52.87	$50.25	$49.90	$62.01	$68.59	$65.09	$-	$-
Consolidated	$42.69	$43.49	$39.57	$31.79	$28.24	$30.05	$26.97	$29.24

(1)	The Del Toro Silver Mine was inaugurated on January 23, 2013 and achieved commercial production on the flotation circuit on April 1, 2013.

(2)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

Consolidated Production Results for the Quarter and Year Ended December 31, 2013 and 2012

Quarter Ended December 31,		CONSOLIDATED	Year Ended December 31,
2013	2012	OPERATING RESULTS	2013	2012
701,617	701,618	Ore processed/tonnes milled	2,741,717	2,542,288
191	176	Average silver grade (g/t)	193	171
64%	58%	Recovery (%)	62%	59%
109,629	-	Pre-commercial silver ounces produced	257,713	28,639
2,636,969	2,311,146	Commercial silver ounces produced	10,383,752	8,231,795
2,746,598	2,311,146	Total silver ounces produced	10,641,465	8,260,434
3,519	1,540	Gold ounces produced	10,040	4,221
8,355,889	3,751,074	Pounds of lead produced	26,904,093	13,240,889
1,698,745	1,363,330	Pounds of zinc produced	8,509,097	4,952,899
-	4,432	Tonnes of iron ore produced	14,633	18,329
3,421,161	2,562,926	Total production - ounces silver equivalent	12,791,527	9,110,452
$9.66	$9.26	Cash cost per ounce (1)	$9.35	$9.08
$11.11	$8.97	Total production cost per ounce (1)	$10.36	$9.08
$42.69	$28.24	Total production cost per tonne (1)	$39.29	$28.62
13,280	14,802	Underground development (m)	53,257	57,267
8,324	25,940	Diamond drilling (m)	58,578	135,769

(1)

The Company reports non-GAAP measures which include total production costs per tonne, production costs per ounce and cash cost per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See “Non-GAAP Measures” on page 22 to 23.

Production

Total production for the fourth quarter of 2013 increased by 33% to 3,421,161 ounces of silver equivalent compared to the 2,562,926 ounces of silver equivalent produced in the fourth quarter of 2012. Production in the fourth quarter consisted of 2,746,598 ounces of silver, 3,519 ounces of gold, 8,355,889 pounds of lead and 1,698,745 pounds of zinc compared to 2,311,146, ounces of silver, 1,540 ounces of gold, 3,751,074 pounds of lead, 1,363,330 pounds of zinc and 4,432 tonnes of iron ore produced in the fourth quarter of 2012. The increase in production was primarily due to production contributed from the new Del Toro Silver Mine, as well as improvements in tonnes milled, head grades and recoveries at La Parrilla and upgrades at the San Martin processing plant.

Compared to the third quarter of 2013, production increased by 2% from 3,370,457 ounces of silver equivalents, which consisted of 2,689,237 ounces of silver, 2,942 ounces of gold, 8,543,551 pounds of lead, 2,232,881 pounds of zinc and 5,203 tonnes of iron ore.

Total ore processed during the fourth quarter amounted to 701,617 tonnes milled, representing an increase of 9% over the previous quarter primarily due to the additional tonnage from the new Del Toro cyanidation circuit and continued operational improvements on the flotation circuit at Del Toro.

Cash Cost per Ounce

Cash cost per ounce, a non-GAAP measure, for the fourth quarter of 2013 was $9.66 per ounce of payable silver compared to $8.84 in the third quarter of 2013 and $9.26 in the fourth quarter of 2012.

Cash cost per ounce for the fourth quarter consists of production costs of $11.11 per ounce, transportation, smelting and refining costs of $3.33 per ounce, royalty cost (La Parrilla’s Quebradillas mine) of $0.04 per ounce, offset with by-product credits of $4.82 per ounce. Compared to the fourth quarter of 2012, the increase in cash cost per ounce of $0.40 was primarily attributed to higher production costs from the increase in underground mining and haulage costs at La Encantada as a higher proportion of fresh ore from the mine was fed to the mill, additional diesel and generator rental costs incurred at Del Toro due to delays in the construction of the power line, and higher than expected smelting and refining costs at the new Del Toro mine due to penalty costs for impurities as the mill was working to improve its metallurgy process during the early stage ramp up of this new mine. In addition to the above, there were general inflationary effects in consumable costs such as electricity and diesel by approximately 8% to 10%. Increases in production costs were mostly offset by higher by-product credits from La Parrilla and La Guitarra as these mines continued to ramp up their flotation production through 2013.

Compared to the third quarter of 2013, cash cost per ounce in the fourth quarter increased 9% or $0.82 per ounce. The increase in cash cost per ounce was due to lower silver production at San Martin, as well as early stage production challenges at Del Toro’s flotation plant, as the mine had higher than expected consumption of electricity and diesel costs, while also incurring higher smelting and refining costs due to high impurities in concentrates.

Head Grades and Recoveries

The overall average head grade for the fourth quarter of 2013 was 191 grams per tonne (“g/t”), a 15 g/t increase or 9% increase compared to 176 g/t in the fourth quarter of 2012 and an 11 g/t decrease or 5% decrease compared to 202 g/t in the third quarter of 2013. The increase from the same quarter of the prior year was primarily attributed to 24% increase in head grades from La Encantada due to a higher proportion of fresh ore being processed, 15% higher grades from San Martin, offset by 50% lower head grade from the La Guitarra mine as production ore came from areas within the La Guitarra vein which contained higher gold grades in conjunction with lower silver grades.

Combined recoveries of silver for all mines in the fourth quarter were 64%, an increase of 9% compared to 58% in the fourth quarter of 2012, and remained relatively unchanged compared to 65% in the third quarter of 2013.

Development and Exploration

A total of 13,280 metres of underground development was completed in the fourth quarter of 2013, compared to 14,802 metres developed in the fourth quarter of 2012 and 10,923 metres completed in the previous quarter. For the year ended 2013, a total of 53,257 metres of development was completed compared to 57,267 metres in 2012.

In the fourth quarter of 2013, a total of 8,324 metres were drilled over 89 holes consisting primarily of definition drilling and surface exploration drilling, representing a 6% increase from the 7,823 metres drilled in the third quarter of 2013 and 68% decrease from the 25,940 metres drilled in the fourth quarter of 2012. For the year ended 2013, a total of 58,578 metres were drilled compared to 135,769 metres drilled in 2012. As previously indicated, since the second quarter, the Company has decided to reduce its drilling program, with the majority of metres planned to be drilled by the Company’s own personnel and equipment and only for the support of mining production, as well as a current focus on preparing resource estimations for the future NI 43-101 Technical Reports. There are currently nine active drill rigs at the Company’s five operating mines, four of which are located at the La Encantada mine. The reduced drilling program is expected to delay the release of the planned NI 43-101 Technical Report updates to late 2014, depending on drilling progress to be achieved.

La Encantada Silver Mine, Coahuila, Mexico
Production Results for the Quarter and Year Ended December 31, 2013 and 2012

Quarter Ended December 31,		LA ENCANTADA	Year Ended December 31,
2013	2012	OPERATING RESULTS	2013	2012
252,467	407,221	Ore processed/tonnes milled	1,139,241	1,515,795
228	184	Average silver grade (g/t)	227	176
52%	46%	Recovery (%)	49%	47%
959,312	1,099,154	Total silver ounces produced	4,081,094	4,036,502
53	70	Gold ounces produced	237	238
-	4,432	Tonnes of iron ore produced	14,633	18,329
962,505	1,117,254	Total production - ounces silver equivalent	4,162,534	4,111,018
$10.61	$7.87	Cash cost per ounce (1)	$9.66	$8.46
$9.90	$7.47	Total production cost per ounce (1)	$9.25	$8.11
$37.49	$20.06	Total production cost per tonne (1)	$33.01	$21.46
3,210	3,554	Underground development (m)	14,132	14,338
6,611	3,186	Diamond drilling (m)	15,835	19,390

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See “Non-GAAP Measures” on page 22 to 23.

The La Encantada Silver Mine is a producing underground mine located in the northern Mexico State of Coahuila, 708 kilometres north east of Torreon, accessible via a 1.5 hour flight from Torreon, Coahuila. The La Encantada mine consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly-paved road. The Company owns 100% of the La Encantada Silver Mine.

A total of 962,505 equivalent ounces of silver were produced by the La Encantada plant during the fourth quarter of 2013. Production in the fourth quarter of 2013 increased 3% compared to the 931,027 equivalent ounces of silver produced in the third quarter of 2013 and decreased by 14% compared to the 1,117,254 equivalent ounces of silver produced in the fourth quarter of 2012.

Tonnage milled in the fourth quarter increased 2% to 252,467 tonnes compared to 248,578 tonnes processed in the third quarter of 2013, and decreased 38% compared to the 407,221 tonnes processed in the fourth quarter of 2012.

Since the second quarter of 2013, the planned mix of fresh ore to old tailings processed through the plant was changed by reducing the tailings feed by almost 50% while slightly increasing the feed of fresh ore. During the fourth quarter of 2013, the ratio of fresh ore to old tailings was 72%:28% (18:7) with a total throughput in the fourth quarter averaging 3,042 tpd consisting of an average of 2,202 tpd of fresh mine ore and 840 tpd of old tailings. With the increase of fresh ore from the mine and reduction of old tailings, the overall cost per tonne of production has increased due to higher cost of mining from the underground mine compared to the low cost of hauling old tailings to the mill. Total production cost per tonne for La Encantada was $37.49 during the fourth quarter and was consistent with the previous quarter while cash cost per ounce in the current quarter was $10.61 and comparable to the $10.70 in the third quarter of 2013.

In 2014, the Company is planning to upgrade and expand the crushing and grinding areas to allow the underground extraction of fresh mine ore to be increased in the second half of 2014, including the installation of a new 24’ x 14’ ball mill. In addition, beginning in January 2014, the reprocessing of old tailings has been eliminated from the mill feed due to the low metal price environment. This modification is expected to improve both silver recoveries and the head grade at the mill.

A total of 3,210 metres were developed underground in the fourth quarter of 2013 compared to 3,195 metres in the third quarter of 2013 and 3,554 metres in the fourth quarter of 2012. Currently, the primary areas of focus are the surrounding ore bodies of the Milagros and San Javier breccia pipes. Additionally, mine development and production continues from the San Francisco vein and the “990” and “990-2” chimneys. At the recently discovered Regalo and Brecha vein, new mining areas are being prepared for production. In addition, the 310 stope at level 1610 and the extension of the Buenos Aires area at 1850 level began preparation during the quarter. These new areas are being prepared to support the planned increase in fresh mine ore production in 2014.

During the fourth quarter, the Company operated four drill rigs and completed a total of 6,611 metres of diamond drilling compared to 2,928 metres in the third quarter of 2013, representing an increase of 126%, and an increase of 108% from the 3,186 metres in the fourth quarter of 2012. The increase in drilling is related to the Company’s plan to define reserves and resources in preparation for an updated NI 43-101 Technical Report. The Company’s original plan of having an updated NI 43-101 Technical Report has been delayed until late 2014 due to budget cuts and the need to complete its drilling plans.

La Parrilla Silver Mine, Durango, Mexico
Production Results for the Quarter and Year Ended December 31, 2013 and 2012

Quarter Ended December 31,		LA PARRILLA	Year Ended December 31,
2013	2012	OPERATING RESULTS	2013	2012
200,541	186,434	Ore processed/tonnes milled	788,335	679,788
166	166	Average silver grade (g/t)	162	170
76%	76%	Recovery (%)	76%	78%
-	-	Pre-commercial silver ounces produced	-	28,639
813,090	758,692	Commercial silver ounces produced	3,115,997	2,848,171
813,090	758,692	Total silver ounces produced	3,115,997	2,876,810
274	318	Gold ounces produced	1,051	923
5,481,400	3,751,074	Pounds of lead produced	18,503,451	13,240,889
1,601,494	1,363,330	Pounds of zinc produced	6,723,878	4,952,899
1,151,728	931,718	Total production - ounces silver equivalent	4,219,374	3,487,392
$6.45	$8.48	Cash cost per ounce (1)	$7.31	$8.38
$9.11	$8.24	Total production cost per ounce (1)	$9.51	$8.54
$35.80	$32.39	Total production cost per tonne (1)	$36.45	$35.03
2,989	5,198	Underground development (m)	12,004	20,606
249	4,618	Diamond drilling (m)	10,974	26,204

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See “Non-GAAP Measures” on page 22 to 23.

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a complex of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares and the Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, buildings, offices and associated infrastructure. The plant, including flotation and cyanidation circuits, was operating at a combined average throughput of 2,416 tpd in the fourth quarter of 2013.

Total production at the La Parrilla mine was 1,151,728 equivalent ounces of silver in the fourth quarter of 2013, which was a decrease of 5% compared to 1,208,635 equivalent ounces in the third quarter of 2013 due to slight decrease in grade and recoveries of silver. Compared to the fourth quarter of 2012, total production increased 24% primarily due to 8% increase in tonnage processed. The composition of the silver equivalent production in the fourth quarter of 2013 consisted of 813,090 ounces of silver, 274 ounces of gold, 5,481,400 pounds of lead and 1,601,494 pounds of zinc. This compares with a composition of 866,710 ounces of silver, 277 ounces of gold, 5,715,018 pounds of lead and 1,736,809 pounds of zinc produced in the third quarter of 2013, and 758,692 ounces of silver, 318 ounces of gold, 3,751,074 pounds of lead and 1,363,330 pounds of zinc in the fourth quarter of 2012.

In the fourth quarter of 2013, a total of 200,541 tonnes of ore were processed at La Parrilla, representing an increase of 6% when compared with the 189,664 tonnes processed in the third quarter of 2013, and an increase of 8% when compared with the 186,434 tonnes processed in the fourth quarter of 2012. During the quarter, 97,429 tonnes or 46% of the total ore were extracted from the open pit area at the Quebradillas mine with an average grade of 112 g/t compared to 97,196 tonnes with an average grade of 124 g/t in the third quarter of 2013, causing the average grade to decrease from 182 g/t in the third quarter to 166 g/t in fourth quarter of 2013. Due to a decrease in silver grades at the Quebradillas open pit, production from higher grade underground areas, primarily from San Marcos, was increased during the year. In addition, the new Vacas mine was brought into production in the second half of 2013 at a rate of 313 tpd containing sulphide ore with silver grades ranging from 200 g/t to 240 g/t. Combined recovery levels of silver for both circuits in the fourth quarter were 76% compared to 78% in the third quarter of 2013 and 76% in the fourth quarter of 2012.

A total of 2,989 metres of underground development were completed in the fourth quarter of 2013, compared to 2,213 metres in the third quarter of 2013 and 5,198 metres in the fourth quarter of 2012. The Company continued a reduced pace of construction for the extensive underground ore haulage at Level 11. The development and construction of the rail haulage level is now 1,057 metres in length. Due to the reduction in development costs relating to budget cuts, the 5,000 metre project completion timeline has been extended until the end of 2016. This new haulage and underground electric rail system will consist of 5,000 metres of development and a shaft of 260 vertical metres and will eventually replace the current less efficient above-ground system of trucking ore to the mill. Once completed, this investment is eventually expected to improve ore logistics, ultimately reducing overall operating costs and thereby delivering operational efficiencies.

A total of 249 metres of diamond drilling were completed in the fourth quarter of 2013 compared to 177 metres of diamond drilling in the third quarter of 2013 and 4,618 metres in the fourth quarter of 2012. One drill rig was operating during the fourth quarter and drilled nine holes. The focus of the annual exploration program was on the Rosarios, Quebradillas, Vacas, San Marcos, La Intermedia and La Blanca mines, as well as the Viboras, San Nicolas and the newly discovered La Estrella vein areas. The results from this exploration program are expected to be included in an updated NI 43-101 Technical Report which will now be delayed until the second half of 2014, due to budget cuts.

Del Toro Silver Mine, Zacatecas, Mexico
Production Results for the Quarter and Year Ended December 31, 2013 and 2012

Quarter Ended December 31,		DEL TORO	Year Ended December 31,
2013	2012	OPERATING RESULTS	2013	2012
122,838	n/a	Ore processed/tonnes milled	319,861	n/a
209	n/a	Average silver grade (g/t)	213	n/a
67%	n/a	Recovery (%)	68%	n/a
109,629	n/a	Pre-commercial silver ounces produced	257,713	n/a
440,397	n/a	Commercial silver ounces produced	1,226,885	n/a
550,026	n/a	Total silver ounces produced	1,484,598	n/a
117	n/a	Gold ounces produced	300	n/a
2,874,489	n/a	Pounds of lead produced	8,400,642	n/a
97,251	n/a	Pounds of zinc produced	1,785,219	n/a
693,561	n/a	Total production - ounces silver equivalent	1,937,136	n/a
$12.16	n/a	Cash cost per ounce (1)	$9.99	n/a
$12.05	n/a	Total production cost per ounce (1)	$10.53	n/a
$57.56	n/a	Total production cost per tonne (1)	$51.54	n/a
2,612	2,870	Underground development (m)	11,595	11,450
799	5,687	Diamond drilling (m)	11,429	37,066

(1)

The Company reports non-GAAP measures which include production costs per tonne, production costs per ounce and cash cost per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See “Non-GAAP Measures” on page 22 to 23.

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla Silver Mine and consists of 533 contiguous hectares of mining claims, including the acquisition of four new mining concessions covering 51 hectares and the application to acquire two new mining concessions covering an additional 37 hectares. In addition, Del Toro has 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. First Majestic owns 100% of the Del Toro Silver Mine.

Phase 1 construction of the Del Toro Silver Mine for the 1,000 tpd flotation plant was completed and inaugurated in a special ceremony on January 23, 2013. The first delivery of concentrates was shipped to the smelter during February 2013 and the plant was deemed commercial on April 1, 2013.

Phase 2 of construction of the 1,000 tpd cyanidation plant, including leaching tanks, thickeners, the Merrill-Crowe area, the clarification circuit, the installation of two precipitate filter presses, two induction furnaces and two tailings filters is now completed. Commissioning of the cyanidation plant began on October 20, 2013 and the first official pouring of silver doré bars was celebrated on November 20, 2013. The new cyanidation circuit was deemed commercial effective January 1, 2014 having reached commercial operating levels.

To conserve capital in a reduced silver price environment, management is altering its capital investment and production plan for the Del Toro mine. Management has decided to delay the ramp up to 4,000 tpd. With some minor plant and process modifications, the Company is planning to accelerate the ramp up of the cyanidation circuit to 2,000 tpd by in early 2014, and further ramping up to 2,200 tpd by the end of 2014; however, the Company will be reducing the flotation circuit production plan from 1,000 tpd to approximately 550 tpd during 2014. Capital investments will be delayed for the installation of one of the two SAG mills and the completion of the San Juan shaft.

During the fourth quarter, the new cyanidation circuit had an average throughput of 904 tpd (based on 38 operating days) and the flotation circuit has been operating at an average of 1,196 tpd (based on 74 operating days out of 92 calendar days) for a combined average operating rate of 2,100 tpd. The flotation circuit continues to operate having processed 88,468 tonnes during the fourth quarter with an average silver grade of 226 g/t and a 69% recovery of silver. The new cyanidation circuit processed a total of 34,370 tonnes with an average head grade of 164 g/t silver and recoveries of 60%. As the Company continues to ramp up the cyanidation to 2,000 tpd, it is expected that grades and recoveries will come closer to rates indicated in the Pre-feasibility Study (PFS) dated August 20, 2012.

Cash cost per ounce for the fourth quarter was $12.16, an increase of $2.87 compared to $9.29 in the previous quarter. The increase in cash cost per ounce is primarily attributed to additional diesel and generator rental costs due to delays in the construction of the power line, additional smelting and refining costs due to impurities and some inefficiencies related to early stage operations. Cash cost per ounce is expected to decline in mid-2014 when the power line is completed and the Company can eliminate the rental of generators to supply power to the dual circuits and stabilize the milling and metallurgy process.

During the fourth quarter, the crushing area was upgraded to handle the expanded mill capacity of 2,000 tpd. The cyanidation circuit, which includes a 12’ x 14’ ball mill, pumps, motors, and Merrill-Crowe mechanism are now fully operational. Tailings filters #1 and #2 are currently in operation, while tailings filter #3 and #4 were successfully installed and being tested. These four tailings filters will be able to handle up to a 4,000 tpd plant operation and will recycle approximately 80% of the water used throughout the milling process. Recycling mill waste-water is not only cost efficient and environmentally friendly, it also reduces operational risk in the event that local water supplies are threatened by natural disruptions such as severe droughts. Del Toro is now the third operation under First Majestic’s control that utilizes this new environmentally friendly tailings filtration technology.

The construction of the 45 km, 115 KW power line from the State of Durango is approximately 90% complete but has experienced several delays due to its length and routing complexities. Due to route changes of the power line at three towns along the route, the scheduled completion date of the power line has been delayed from July 2013 to mid-2014. In order to have sufficient power to support the cyanidation plant, the National power company has offered to provide up to 6 MW on a temporary basis on an existing 34 KW power line to be connected in February 2014 until the new power line is completed and ready to commission.

During late 2013, the Company entered into several option agreements to acquire six adjacent mineral properties, namely the Chalchihuites, Navidad, Milagros, Zaragosa, Santa Clara and Ivone properties. These properties consist of 492 hectares of mineral rights. When fully exercised, the total purchase price will amount to $3.3 million, of which $1.1 million has been paid, $0.6 million is due in 2014, $1.2 million in 2015 and the remaining balance of $0.4 million due over years 2016 and 2017.

During the quarter, one underground drill rig was active at Del Toro and a total of 10 holes were diamond drilled for a total of 799 metres compared to 2,856 metres in the third quarter of 2013 and 5,687 metres in the fourth quarter of 2012.

Total underground development at Del Toro in the fourth quarter of 2013 was 2,612 metres compared to the 1,817 metres in the third quarter of 2013. Current development programs are focused on the San Juan, Perseverancia/San Nicolas and Dolores mines for preparation of the upcoming increase in production.

As at December 31, 2013, the Company had invested a combined $122.5 million in construction of the Del Toro project, of which $114.2 million relates to Phase 1 and 2 construction and $8.3 million relates to Phase 3 expansion.

San Martin Silver Mine, Jalisco, Mexico

Production Results for the Quarter and Year Ended December 31, 2013 and 2012

Quarter Ended December 31,		SAN MARTIN	Year Ended December 31,
2013	2012	OPERATING RESULTS	2013	2012
78,805	77,803	Ore processed/tonnes milled	322,618	286,206
156	136	Average silver grade (g/t)	153	136
71%	75%	Recovery (%)	79%	76%
280,490	253,212	Total silver ounces produced	1,250,774	957,195
544	274	Gold ounces produced	1,986	1,323
313,834	267,635	Total production - ounces silver equivalent	1,370,890	1,027,920
$13.96	$12.88	Cash cost per ounce (1)	$12.05	$11.72
$15.25	$14.04	Total production cost per ounce (1)	$13.47	$13.05
$54.07	$45.46	Total production cost per tonne (1)	$52.00	$43.46
2,858	1,966	Underground development (m)	10,118	8,473
387	4,361	Diamond drilling (m)	8,667	35,037

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and cash cost per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See “Non-GAAP Measures” on page 22 to 23.

The San Martin Silver Mine is a producing underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México, 150 kilometres by air or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares which are in the process of registration. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The newly expanded 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and Merrill-Crowe doré production system.

The expansion of the processing plant was completed in late December. The installation of a new 9.5’ x 12’ ball mill to replace the older 8.5’ x 12’ ball mill was completed and is currently being tested. This new larger ball mill is expected to be more reliable and capable of reaching planned throughputs of 1,300 tpd. The ramp up to full capacity of 1,300 tpd is now expected to be reached in the first quarter of 2014. At full capacity of 1,300 tpd, San Martin’s annual silver production is anticipated to increase by over 50% to approximately 1.75 million to 1.85 million ounces of silver in the form of doré bars with potential upside from gold credits over the life of the mine.

Total production in the fourth quarter of 2013 was 313,834 ounces of silver equivalent, a decrease of 17% compared to the 377,816 ounces of silver equivalent produced in the third quarter of 2013, but 17% higher than the 267,635 equivalent ounces of silver produced in the fourth quarter of 2012. The ounces of silver equivalent produced in the fourth quarter of 2013 consisted of 280,490 ounces of silver and 544 ounces of gold. This compares with 339,099 ounces of silver and 625 ounces of gold produced in the third quarter of 2013 and 253,212 ounces of silver and 274 ounces of gold in the fourth quarter of 2012. Production was affected by some down time during the expansion into new equipment including the agitation tanks, impacting leaching time and the counter current washing system, resulting in lower recoveries during the fourth quarter. Silver recovery in the fourth quarter of 2013 was 71%, compared to 82% in the third quarter of 2013 and 75% in the fourth quarter of 2012.

In the fourth quarter of 2013, a total of 78,805 tonnes were processed at the San Martin mine, consistent when compared to the 78,284 tonnes milled in the third quarter of 2013 and 77,803 tonnes milled in the fourth quarter of 2012. The average head grade was 156 g/t in the fourth quarter of 2013, compared to the 165 g/t in the third quarter of 2013 and 136 g/t in the fourth quarter of 2012. The decrease in the ore grade compared to third quarter of 2013 was due to lower grade in the stopes and the increase in ore grade compared to the same quarter of the prior year was attributed to production from the newly developed Rosarios/Huichola areas.

During the fourth quarter, a total of 387 metres of diamond drilling were completed compared with 376 metres of drilling in the third quarter of 2013 and 4,361 metres drilled in the fourth quarter of 2012. The exploration program has been deferred due to the budget cuts in the second half of the year for cost reduction. One underground drill rig was active during the fourth quarter within the San Martin property, focusing on the La Huichola, Rosarios, Condesa and Intermedia veins.

A total of 2,858 metres of development were completed in the fourth quarter of 2013 compared to 2,267 metres of development in the third quarter of 2013 and 1,966 metres in the fourth quarter of 2012. This mine development was primarily focused at the new Rosarios area where seven areas are now in production.

On May 28, 2013, an updated NI 43-101 Technical Report was released indicating an increase of Proven and Probable Reserves by 224% to 22.0 million silver ounces, resulting in an increase in the Reserve life to 9.5 years at the higher throughput of 1,300 tpd.

La Guitarra Silver Mine, Mexico State, Mexico

Production Results for the Quarter and Year Ended December 31, 2013 and 2012

Quarter Ended December 31,		LA GUITARRA	Year Ended December 31,
2013	2012	OPERATING RESULTS	2013	2012(2)
46,966	30,160	Ore processed/tonnes milled	171,662	60,499
118	236	Average silver grade (g/t)	152	230
81%	87%	Recovery (%)	84%	87%
143,680	200,088	Total silver ounces produced	709,002	389,927
2,531	878	Gold ounces produced	6,466	1,737
299,533	246,319	Total production - ounces silver equivalent	1,101,593	484,122
$4.08	$18.45	Cash cost per ounce (1)	$10.60	$15.94
$21.08	$15.92	Total production cost per ounce (1)	$15.61	$14.92
$52.87	$68.59	Total production cost per tonne (1)	$53.04	$66.84
1,611	1,214	Underground development (m)	5,408	2,400
278	8,088	Diamond drilling (m)	11,673	18,072

(1)

The Company reports non-GAAP measures which include production costs per tonne, production cost per ounce and cash cost (including smelting and refining charges) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. See “Non-GAAP Measures” on page 22 to 23.

(2)	The above table only includes La Guitarra’s operating results since the mine was acquired by the Company on July 3, 2012.

On July 3, 2012, the Company successfully completed the acquisition of Silvermex Resources Inc., which resulted in the 100% owned La Guitarra Silver Mine becoming the Company’s fourth producing silver mine. The La Guitarra mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico, and approximately 130 kilometres southwest from Mexico City.

At the time of the acquisition, the La Guitarra mine consisted of two underground operating areas and a flotation mill with a capacity of 350 tpd, producing approximately 0.8 million ounces of silver equivalent per year. Since then, the Company has completed an expansion of the milling and flotation areas from 350 tpd to 500 tpd without disrupting operations. The upgraded La Guitarra mill has been operating at the higher throughput since April 24, 2013. The new 500 tpd circuit, resulting from the installation of a new ball mill and new flotation cells, is anticipated to produce approximately 1.2 million ounces of silver equivalent annually, representing over one million ounces of pure silver plus a modest amount of gold. This newly expanded mill averaged 566 tpd of production based on 83 operating days out of 92 calendar days during the fourth quarter of 2013.

During the fourth quarter of 2013, total production at La Guitarra was 299,533 equivalent ounces of silver, an increase of 5% compared to the 285,256 ounces produced in the third quarter of 2013 and an increase of 22% compared to the 246,319 ounces in the fourth quarter of 2012. Average production cost for the fourth quarter was $52.87 per tonne, a 5% increase compared to $50.25 per tonne in the third quarter of 2013 but was a 23% improvement from $68.59 in the same quarter of the prior year. Reduction of costs has been a priority since First Majestic took control of the La Guitarra mine in the third quarter of 2012. Since taking control of La Guitarra, First Majestic has reduced production cost per tonne by more than 59% to an average cost of $53.04 per tonne in 2013, from over $128.00 per tonne in the second quarter of 2012 prior to acquisition.

Prior to June 2013, the silver/gold concentrates being produced at the mine were primarily being shipped to La Parrilla for further leaching in the cyanidation process, converting the concentrates into doré bars. Since then, the full production of silver-gold concentrates was sold under a new smelter agreement with a third party, allowing the Company to discontinue concentrate shipments to the La Parrilla mine for further refining. As a result of this new agreement, the Company has achieved a significant reduction in treatment charges and transportation costs, which decreased from $8.06 per ounce in the second quarter to $4.24 per ounce in the current quarter. Cash cost in the fourth quarter was $4.08, which decreased by 28% compared to $5.63 in the third quarter. The decrease was primarily attributed to increase in gold by-product credits and reduction of smelting and refining costs.

The composition of the silver equivalent production in the fourth quarter consisted of 143,680 ounces of silver and 2,531 ounces of gold, compared to 166,635 ounces of silver and 1,905 ounces of gold in the previous quarter. A total of 46,966 tonnes of ore were processed during the fourth quarter consisting of an average head grade of 118 g/t with recoveries of 81% compared to 47,380 tonnes of ore processed in the third quarter of 2013 with an average head grade of 135 g/t and recoveries of 81%. During the fourth quarter, production ore came from areas within the La Guitarra vein which contained higher gold grades in conjunction with lower silver grades. The average silver grade is expected to improve once production commences at the new Joya Larga structure. This new area has indicated grades ranging between 200 g/t to 350 g/t of silver.

The permitting of a 1,000 tpd cyanidation processing facility is currently in the planning and evaluation stage. It is anticipated that permit applications will be submitted to the Mexican authorities in 2014. Once this new processing facility is permitted and fully constructed, production of silver doré bars is anticipated to replace the production of silver/gold concentrates.

A total of 1,611 metres of underground development was completed during the fourth quarter compared to 1,431 metres in the third quarter of 2013 and 1,214 metres in the fourth quarter of 2012. Mine development at the Joya Larga structure within the El Coloso area has now reached 151 metres along the vein and has successfully reached the economical production area. Initial ore extraction began in December at a rate of 48 tpd and preparation continues to further increase ore extraction to a rate of 160 tpd by the second half of 2014. Two underground drill rigs were active in the fourth quarter within the La Guitarra property. A total of 278 metres of diamond drilling were completed during the fourth quarter compared to 1,486 metres during the third quarter of 2013 and 8,088 metres in the fourth quarter of 2012. The focus was to assist underground mining activities and further define Reserves and Resources to support an updated NI 43-101 Technical Report scheduled to be released in the late 2014 due to budget cuts.

Silvermex and its predecessors published NI 43-101 Technical Reports relating to the La Guitarra mine on September 22, 2006, May 15, 2007, June 25, 2008 and most recently on January 29, 2010. These Technical Reports have not been approved by the Company and the Company did not rely on these reports in making its decision to acquire Silvermex and (indirectly) the La Guitarra Silver Mine. The reports are currently under review by management of the Company and its Qualified Persons, particularly with respect to the assumptions and the risks regarding those assumptions used in the previous mining studies. Specifically, management is of the opinion that there are risks when relying on the ability to permit the La Guitarra mine as an open pit mine in light of its proximity to a popular recreation area in Mexico. Management is having its own internal Qualified Persons review all the technical data, the preferred mining options and the opportunities for mitigating risks to developing a successful mining operation. The results of this review may result in a revised mine plan which may necessitate the filing of a new Technical Report. Until the completion of an updated NI 43-101 Technical Report, the Company recommends caution when relying on any of the previously filed technical reports relating to the La Guitarra Silver Mine.

DEVELOPMENT AND EXPLORATION PROJECTS

La Luz Silver Project, San Luis Potosi, Mexico

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce. The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amounted to 26 hectares.

To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies are expected to be presented to government authorities in late 2014 subject to the legal activities presently in progress. The Company has submitted three different legal orders to obtain the approvals to present its final permit applications. The Company has obtained one positive resolution and expects the remaining orders to be approved in 2014.

A metallurgical test to define the final flow sheet diagram for a flotation plant, which is required for final permitting, was completed and the final studies for the tailings pond are now in progress.

There has been opposition from certain groups of indigenous people and non-government organizations. An injunction was placed by the Company to defend against the attempt by the indigenous peoples to issue a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. These legal matters are being addressed in the Mexican courts by the Company. Contrary to independent reports regarding the La Luz project, the Company has no plans to do any mining above ground, no plans for open pit mining, and has no plans for the use of cyanide in any of its processing activities on or around the La Luz project.

The Company is continuing with the project of restoring the old historic buildings at the Santa Ana Hacienda and the construction of the previously announced Thematic and Cultural Park which will include a mining museum. A new information centre was also inaugurated in the town of Real de Catorce during the first quarter. To date, an amount of $3.3 million has been invested in the project, which is expected to be completed in 2014. Public access will be granted to certain areas by the end of 2013. This new cultural facility and mining museum is part of a “Sustainable Development Project” which will provide permanent long term jobs to the local communities. The Sustainable Development Project includes a jewelry school which completed its second term with a total of 40 students having graduated to date. Also, music and crafts (trade) schools began their first courses with more than 60 students, paying special attention to individuals between the ages of 10 to 20 years of age. In addition, public baseball and football fields were built within the El Potrero community.

As a result of recent droughts in the area, a sustainable agricultural program has been initiated to cultivate various types of cactus to improve the ecology of the region and sustainability of the local community.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and La Luz Silver Project.

In January 2011, the Company granted an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) to Sonora Resources Corp. (the “Optionee”) whereby the Optionee issued 10 million shares of common stock with a fair value of $3.4 million. The Optionee has committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR.

Plomosas Silver Project and other Exploration Properties

The Company owns an extensive portfolio of exploration stage properties, some of which were acquired during the Silvermex acquisition. The highest priority project, the Plomosas Silver Project, which consists of the adjacent Rosario and San Juan historic mines in the Sinaloa, Mexico was scheduled for drilling in 2013. However, due to budget cuts, this exploration program has been delayed. The Company is also assessing its portfolio of other exploration properties to determine if these additional properties fit within the Company's production focused portfolio.

NON-GAAP MEASURES

CASH COST PER OUNCE AND TOTAL PRODUCTION COST PER TONNE

“Cash costs per ounce” and “total production cost per tonne” are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning and is disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to our cost of sales, as reported in our consolidated financial statements.

	Three Months Ended December 31, 2013						Three Months Ended December 31, 2012
(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	San Martin	La Guitarra	Total
Cost of sales (as reported)						$31,437					$23,686

Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						(25)					(425)
Cost of sales (mine)	$10,134	$8,303	$5,978	$4,282	$2,715	$31,412	$9,637	$8,216	$3,358	$2,050	$23,261
Add: Third party smelting and refining	469	3,748	2,545	94	417	7,273	569	3,693	87	1,821	6,170
Deduct: Workers' participation cost	(78)	(351)	(30)	(270)	(29)	(758)	(558)	-	-	(58)	(616)
Inventory changes	(266)	(39)	(450)	403	(65)	(417)	(264)	(1,274)	127	274	(1,137)
Other non-cash costs	(99)	(77)	(89)	(62)	(54)	(381)	(269)	(326)	99	(85)	(581)
Total cash cost before by-product credits (A)	$10,160	$11,584	$7,954	$4,447	$2,984	$37,129	$9,115	$10,309	$3,671	$4,002	$27,097
Deduct: By-product credits attributed to:
Gold	(19)	(221)	-	(547)	(2,502)	(3,289)	(29)	(355)	(425)	(1,604)	(2,413)
Lead	-	(4,997)	(2,606)	-	-	(7,603)	(2)	(2,853)	-	-	(2,855)
Zinc	-	(1,281)	(206)	-	-	(1,487)	-	(883)	-	-	(883)
Iron	-	-	-	-	-	-	(475)	-	-	-	(475)
Total by-product credits	(19)	(6,499)	(2,812)	(547)	(2,502)	(12,379)	(506)	(4,091)	(425)	(1,604)	(6,626)
Total cash cost (B)	$10,141	$5,085	$5,142	$3,900	$482	$24,750	$8,609	$6,218	$3,246	$2,398	$20,471

Tonnes processed	252,467	200,541	88,468	78,805	46,966	667,247	407,221	186,434	77,803	30,160	701,618
Total ounces of silver produced	959,312	813,090	440,397	280,490	143,680	2,636,969	1,099,154	758,692	253,212	200,088	2,311,146
Deduct: Metal deduction ounces	(3,838)	(25,231)	(17,616)	(1,122)	(25,852)	(73,659)	(5,495)	(25,097)	(1,266)	(70,144)	(102,002)
Payable ounces of silver produced (C)	955,474	787,859	422,781	279,368	117,828	2,563,310	1,093,659	733,595	251,946	129,944	2,209,144

Mining cost per ounce	$2.95	$3.11	$4.78	$5.98	$8.97	$3.91	$1.77	$2.65	$3.57	$7.01	$2.57
Milling cost per ounce	5.49	4.33	5.28	6.54	6.31	5.25	4.75	4.34	7.35	3.40	4.83
Indirect cost per ounce	1.46	1.67	1.99	2.73	5.80	1.95	0.95	1.25	3.12	5.51	1.57
Total production cost per ounce	$9.90	$9.11	$12.05	$15.25	$21.08	$11.11	$7.47	$8.24	$14.04	$15.92	$8.97
Transport and other selling costs per ounce	0.24	0.69	0.75	0.32	0.71	0.49	0.35	0.60	0.18	0.87	0.44
Smelting and refining costs per ounce	0.49	4.76	6.01	0.34	3.53	2.84	0.52	5.03	0.34	14.01	2.79
Royalties per ounce	-	0.14	-	-	-	0.04	-	0.19	-	-	0.06
Cash cost per ounce before by-product credits (A/C)	$10.63	$14.70	$18.81	$15.91	$25.32	$14.48	$8.34	$14.06	$14.56	$30.80	$12.26
By-product credits cost per ounce
Gold	(0.02)	(0.28)	-	(1.95)	(21.24)	(1.28)	(0.04)	(0.48)	(1.68)	(12.35)	(1.09)
Lead	-	(6.34)	(6.16)	-	-	(2.96)	(0.00)	(3.89)	-	-	(1.29)
Zinc	-	(1.63)	(0.49)	-	-	(0.58)	-	(1.20)	-	-	(0.40)
Iron	-	-	-	-	-	-	(0.43)	-	-	-	(0.22)
Total by-product credits	(0.02)	(8.25)	(6.65)	(1.95)	(21.24)	(4.82)	(0.47)	(5.58)	(1.68)	(12.35)	(3.00)
Cash cost per ounce (B/C)	$10.61	$6.45	$12.16	$13.96	$4.08	$9.66	$7.87	$8.48	$12.88	$18.45	$9.26

Mining cost per tonne	$11.17	$12.22	$22.82	$21.21	$22.50	$15.01	$4.74	$10.42	$11.55	$30.20	$8.10
Milling cost per tonne	20.79	17.04	25.22	23.19	15.83	20.19	12.76	17.06	23.82	14.65	15.21
Indirect cost per tonne	5.53	6.54	9.52	9.67	14.54	7.49	2.56	4.91	10.09	23.74	4.93
Total production cost per tonne	$37.49	$35.80	$57.56	$54.07	$52.87	$42.69	$20.06	$32.39	$45.46	$68.59	$28.24

Cash cost per ounce is compiled after deducting by-product credits related to lead, zinc and iron production. For the quarter ended December 31, 2013, by-product credits of approximately $4.82 per payable silver ounce (2012 -$3.00) were deducted from operating costs in the calculation of cash cost per ounce.

	Year Ended December 31, 2013						Year Ended December 31, 2012
(expressed in thousands of U.S. dollars, except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total	La Encantada	La Parrilla	San Martin	La Guitarra	Total
Cost of sales (as reported)						$115,658					$79,747
Add (Deduct): Cost of sales for Vancouver, Europe and intercompany elimination						(643)					(497)
Cost of sales (mine)	$41,366	$31,552	$14,003	$17,552	$10,542	$115,015	$35,088	$26,324	$12,445	$5,393	$79,250
Add: Third party smelting and refining	1,904	12,922	6,774	436	3,975	26,011	1,927	12,600	310	2,978	17,815
Deduct: Workers' participation cost	(1,047)	(351)	(30)	(270)	(58)	(1,756)	(2,144)	-	-	(58)	(2,202)
Inventory changes	(1,031)	15	(491)	(63)	(742)	(2,312)	1,657	(16)	386	(1,048)	979
Other non-cash costs	(216)	(156)	(157)	(96)	(125)	(750)	(601)	(534)	29	57	(1,049)
Total cash cost before by-product credits (A)	$40,976	$43,982	$20,099	$17,559	$13,592	$136,208	$35,927	$38,374	$13,170	$7,322	$94,793
Deduct: By-product credits attributed to:
Gold	(97)	(860)	(7)	(2,546)	(7,418)	(10,928)	(172)	(1,158)	(1,994)	(3,001)	(6,325)
Lead	-	(16,435)	(6,866)	-	-	(23,301)	(2)	(10,696)	-	-	(10,698)
Zinc	-	(4,597)	(1,481)	-	-	(6,078)	-	(3,460)	-	-	(3,460)
Iron	(1,634)	-	-	-	-	(1,634)	(1,777)	-	-	-	(1,777)
Total by-product credits	(1,731)	(21,892)	(8,354)	(2,546)	(7,418)	(41,941)	(1,951)	(15,314)	(1,994)	(3,001)	(22,260)
Total cash cost (B)	$39,245	$22,090	$11,745	$15,013	$6,174	$94,267	$33,976	$23,060	$11,176	$4,321	$72,533

Tonnes processed	1,139,241	788,335	240,100	322,618	171,662	2,661,956	1,515,795	670,670	286,206	60,499	2,533,170
Total ounces of silver produced	4,081,094	3,115,997	1,226,885	1,250,774	709,002	10,383,752	4,036,502	2,848,171	957,195	389,927	8,231,795
Deduct: Metal deduction ounces	(18,137)	(95,173)	(51,372)	(5,506)	(126,310)	(296,498)	(20,182)	(98,376)	(3,926)	(118,819)	(241,303)
Payable ounces of silver produced (C)	4,062,957	3,020,824	1,175,513	1,245,268	582,692	10,087,254	4,016,320	2,749,795	953,269	271,108	7,990,492

Mining cost per ounce	$2.56	$3.59	$3.92	$4.59	$6.60	$3.51	$1.85	$2.89	$3.79	$6.14	$2.58
Milling cost per ounce	5.50	4.42	4.78	6.29	4.47	5.13	5.34	4.45	6.82	3.46	5.15
Indirect cost per ounce	1.19	1.50	1.83	2.59	4.54	1.72	0.92	1.20	2.44	5.32	1.35
Total production cost per ounce	$9.25	$9.51	$10.53	$13.47	$15.61	$10.36	$8.11	$8.54	$13.05	$14.92	$9.08
Transport and other selling costs per ounce	0.36	0.59	0.81	0.28	0.88	0.50	0.36	0.59	0.44	1.11	0.48
Smelting and refining costs per ounce	0.47	4.28	5.76	0.35	6.84	2.58	0.48	4.58	0.32	10.98	2.23
Royalties per ounce	-	0.18	-	-	-	0.05	-	0.24	-	-	0.08
Cash cost per ounce before by-product credits (A/C)	$10.08	$14.56	$17.10	$14.10	$23.33	$13.49	$8.95	$13.95	$13.81	$27.01	$11.87
By-product credits cost per ounce
Gold	(0.02)	(0.28)	(0.01)	(2.05)	(12.73)	(1.08)	(0.04)	(0.42)	(2.09)	(11.07)	(0.79)
Lead	-	(5.45)	(5.84)	-	-	(2.30)	-	(3.89)	-	-	(1.35)
Zinc	-	(1.52)	(1.26)	-	-	(0.60)	-	(1.26)	-	-	(0.43)
Iron	(0.40)	-	-	-	-	(0.16)	(0.45)	-	-	-	(0.22)
Total by-product credits	(0.42)	(7.25)	(7.11)	(2.05)	(12.73)	(4.14)	(0.49)	(5.57)	(2.09)	(11.07)	(2.79)
Cash cost per ounce (B/C)	$9.66	$7.31	$9.99	$12.05	$10.60	$9.35	$8.46	$8.38	$11.72	$15.94	$9.08

Mining cost per tonne	$9.14	$13.74	$19.18	$17.73	$22.45	$13.31	$4.90	$11.84	$12.62	$27.49	$8.15
Milling cost per tonne	19.63	16.95	23.39	24.29	15.18	19.45	14.14	18.26	22.71	15.51	16.23
Indirect cost per tonne	4.24	5.76	8.97	9.98	15.41	6.53	2.42	4.93	8.13	23.84	4.24
Total production cost per tonne	$33.01	$36.45	$51.54	$52.00	$53.04	$39.29	$21.46	$35.03	$43.46	$66.84	$28.62

Cash cost per ounce is compiled after deducting by-product credits related to lead, zinc and iron production. For the year ended December 31, 2013, by-product credits of approximately $4.14 per payable silver ounce (2012 -$2.79) were deducted from operating costs in the calculation of cash cost per ounce.

AVERAGE REALIZED SILVER PRICE PER OUNCE

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead, zinc and iron ore after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
Revenues as reported	$58,989	$71,007	$251,313	$247,177
Add back: smelting and refining charges	7,286	6,373	26,050	17,815
Gross Revenues	66,275	77,380	277,363	264,992
Payable equivalent silver ounces sold	3,215,055	2,386,860	12,018,168	8,519,448
Average realized price per ounce of silver sold(1)	$20.61	$32.42	$23.08	$31.10
Average market price per ounce of silver per COMEX	$20.77	$32.56	$23.82	$31.17

(1)

Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales which constitute the majority of the Company’s silver sales.

ADJUSTED EARNINGS PER SHARE (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its audited consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net (loss) earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net (loss) earnings as reported in the Company’s audited consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
Net (loss) earnings as reported	$(81,229)	$22,350	$(38,232)	$88,898
Adjustments for non-cash or unusual items:
Impairment of goodwill and mining interests	28,791	-	28,791	-
Deferred income tax expense	51,032	4,022	63,164	17,662
Loss (gain) from fair value adjustment of prepayment facility	2,907	403	(3,919)	403
Share-based payments	2,837	2,870	14,518	10,646
Loss (gain) from investment in silver futures and marketable securities	1,628	553	6,601	(6,216)
Write-down of AFS marketable securities	137	-	3,914	-
Gain from First Silver litigation, net of fees	168	526	122	2,013
Gain from termination fee on Orko acquisition	-	-	(9,129)	-
Gain from value added tax settlement	-	-	(711)	-
Acquisition costs for Silvermex Resources Inc.	-	129	-	2,740
Adjusted net earnings	$6,271	$30,853	$65,119	$116,146
Weighted average number of shares on issue - basic	117,030,825	116,442,639	116,935,325	110,775,284
Adjusted EPS	$0.05	$0.26	$0.56	$1.05

CASH FLOW PER SHARE

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the audited consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended		Year Ended
	December 31,		December 31,
	2013	2012	2013	2012
Operating Cash Flows before Movements in Working Capital and Income Taxes	$20,400	$43,188	$137,269	$146,776
Weighted average number of shares on issue - basic	117,030,825	116,442,639	116,935,325	110,775,284
Cash Flow per Share	$0.17	$0.37	$1.17	$1.32

WORKING CAPITAL

Working capital is determined based on current assets and current liabilities as reported in the Company’s audited consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	At December 31,
	2013	2012
Current Assets	$109,533	$172,917
Less: Current Liabilities	(76,723)	(57,230)
Working Capital	$32,810	$115,687

ALL-IN SUSTAINING COST

Effective January 1, 2014, for future reporting periods the Company will be voluntarily adopting all-in sustaining costs (“AISC”). The Company believes AISC is a more comprehensive measure than Cash Cost Per Ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations

AISC was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining capital versus expansionary capital expenditures.

The Company defines Sustaining Capital expenditures as “Capital costs incurred to sustain and maintain existing assets to achieve constant planned levels of production. This includes costs required to ensure that assets retain their existing productive capacity and improving/enhancing assets to minimum standards for reliability, environmental and safety requirements over the planned life of the mine.”

For mining companies sustaining capital is typically described as ongoing maintenance, necessary activities, and non-discretionary spending that does not increase the capacity or productivity, and costs that are not deemed expansionary in nature. Costs specifically excluded from sustaining capital include day to day operating costs, tax expenses, financing costs, dividend payments, corporate G&A, merger and acquisition costs, and reclamation and rehabilitation costs.

AISC, in accordance with the WGC definition begins with the Company’s total cash costs and additionally, it incorporates the Company’s sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. The Company believes that this measure represents the total costs of producing silver from current sustainable operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate sustainable cash flows.

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

  Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

  Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

  Operating cash flows before movements in working capital and income taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

REVIEW OF FOURTH QUARTER FINANCIAL RESULTS

For the quarter ended December 31, 2013 compared to the quarter ended December 31, 2012 (in thousands of dollars, except for per share amounts):

	Fourth Quarter
	2013	2012

Revenues	$58,989	$71,007	(1)
Cost of sales (excludes depletion, depreciation and amortization)	31,437	23,686	(2)
Gross margin	27,552	47,321
Depletion, depreciation and amortization	13,298	7,861	(3)
Mine operating earnings	14,254	39,460	(4)
General and administrative expenses	6,457	7,218	(5)
Share-based payments	2,837	2,870
Accretion of decommissioning liabilities	135	137
Impairment of goodwill and mining interests	28,791	-	(6)
Acquisition costs	-	129
Foreign exchange loss (gain)	654	(440)
Operating (loss) earnings	(24,620)	29,546	(7)
Investment and other loss	(4,617)	(628)	(8)
Finance costs	(941)	(925)
(Loss) earnings before income taxes	(30,178)	27,993
Current income tax expense	19	1,621
Deferred income tax expense	51,032	4,022
Income tax expense	51,051	5,643	(9)
Net (loss) earnings for the period	$(81,229)	$22,350	(10)
(Loss) earnings per share (basic)	$(0.69)	$0.19	(10)
(Loss) earnings per share (diluted)	$(0.69)	$0.19

1.

Revenues for the quarter ended December 31, 2013 decreased by 17% to $58,989,000 from $71,007,000 in the fourth quarter of 2012. The decrease in revenues was primarily attributed to a 36% decrease in average realized silver price, partially offset by a 35% increase in equivalent silver ounces sold due to production from the new Del Toro Silver Mine as well as increased production at San Martin and La Parrilla. Revenue was also affected by higher smelting and refining costs related to increased concentrate output from the La Parrilla and the Del Toro mines.

2.

Cost of sales in the fourth quarter of 2013 was $31,437,000, an increase of $7,751,000 or 33% compared to $23,686,000 in the fourth quarter of 2012. The increase in cost of sales was primarily attributed to a 35% increase in payable equivalent ounces sold.

3.

Depletion, depreciation and amortization increased from $7,861,000 in the fourth quarter of 2012 to $13,298,000 in the fourth quarter of 2013, an increase of $5,437,000 or 69%. The increase was due to additional depreciation and depletion expense from the new Del Toro mine and expansion of the La Guitarra and San Martin mines.

4.

Despite a 33% production growth, mine operating earnings decreased by 64% in the fourth quarter of 2013 to $14,254,000, a decrease of $25,206,000 when compared to $39,460,000 for the same quarter in the prior year. Mine operating earnings were primarily affected by lower silver prices and increases in depletion, depreciation and amortization compared to the fourth quarter of 2012.

5.

General and administrative expenses has decreased by $761,000 or 11% compared to the same quarter in the prior year. The decrease was attributed to lower salaries and benefits as part of the Company’s initiative for cost reduction, as well as lower legal fees relating to the First Silver Reserve Inc. (“First Silver”) trial.

6.

During the quarter ended December 31, 2013, as a result of the decline in silver prices and the Mexican Tax Reform, the Company recognized an impairment loss of $28,791,000 on certain mining interests which were acquired from Silvermex Resources Inc. in July 2012.

7.

Operating loss for the quarter was $24,620,000, compared to operating earnings of $29,546,00 for the quarter ended December 31, 2012. The decrease was primarily due to lower mine operating earnings and impairment loss on goodwill and mining interests.

8.

During the quarter ended December 31, 2013, the Company recognized investment and other loss of $4,617,000 compared to $628,000 in the same quarter in the prior year. The investment loss in the fourth quarter of 2013 was attributed to a $2,906,000 loss from fair value adjustment of the prepayment facility, a loss of $1,169,000 from investment in silver futures, $464,000 loss on investment in FVTPL marketable securities and a $137,000 write-down on available-for-sale marketable securities.

9.

During the quarter ended December 31, 2013, the Company recorded an income tax expense of $51,051,000 compared to an income tax expense of $5,643,000 in the quarter ended December 31, 2012. The increase in taxes was attributed to a $38,793,000 non-cash accounting adjustment to deferred income tax in relation to the Mexican Tax Reform, foreign exchange effects, partially offset by decrease in earnings before taxes.

10.

As a result of the foregoing, net loss for the quarter ended December 31, 2013 was $81,229,000 or EPS of $(0.69), compared to net earnings of $22,350,000 or EPS of $0.19 in the quarter ended December 31, 2012.

REVIEW OF ANNUAL FINANCIAL RESULTS AND SELECTED ANNUAL FINANCIAL INFORMATION

For the year ended December 31, 2013 compared to the years ended December 31, 2012 and 2011 (in thousands of dollars, except for share amounts):

	Annual
	2013	2012	2011

Revenues	$251,313	$247,177	$245,514	(1)
Cost of sales (excludes depletion, depreciation and amortization)	115,658	79,747	66,787	(2)
Gross margin	135,655	167,430	178,727
Depletion, depreciation and amortization	43,337	25,405	15,440	(3)
Mine operating earnings	92,318	142,025	163,287	(4)
General and administrative	24,855	21,774	15,969	(5)
Share-based payments	14,518	10,646	5,948	(6)
Accretion of decommissioning liabilities	539	472	622
Impairment of goodwill and mining interests	28,791	-	-	(7)
Acquisition costs	-	2,740	435	(8)
Foreign exchange loss (gain)	926	(174)	483
Operating earnings	22,689	106,567	139,830	(9)
Investment and other income (loss)	5,974	6,715	(1,030)	(10)
Finance costs	(2,470)	(2,293)	(1,263)
Earnings before income taxes	26,193	110,989	137,537
Current income tax expense	1,261	4,429	10,920
Deferred income tax expense	63,164	17,662	23,043
Income tax expense	64,425	22,091	33,963	(11)
Net (loss) earnings for the year	$(38,232)	$88,898	$103,574	(12)
(Loss) earnings per share (basic)	$(0.33)	$0.80	$1.00	(12)
(Loss) earnings per share (diluted)	$(0.33)	$0.79	$0.96

Cash and cash equivalents	$54,765	$111,591	$91,184
Total assets	$854,952	$813,031	$443,312
Non-current liabilities	$207,484	$162,276	$64,845

1.

Revenues for the year ended December 31, 2013 increased by 2% or $4,136,000 to $251,313,000 from $247,177,000 during the prior year. While payable equivalent ounces sold increased by 41% compared to the prior year, revenues were affected by a 26% decrease in average realized silver price and higher smelting and refining costs related to increased concentrate output from La Parrilla and Del Toro mines.

2.

Cost of sales for the year ended December 31, 2013 was $115,658,000 an increase of 45% or $35,911,000 compared to $79,747,000 in 2012. The increase in cost of sales was attributed to a 41% increase in payable equivalent ounces sold and 3% increase in cash cost per ounce.

3.

Depletion, depreciation and amortization increased by 71% to $43,337,000 for the year ended December 31, 2013, primarily due to incremental depreciation expense from the addition of the new Del Toro mine and full year of depletion, depreciation and amortization from the La Guitarra mine, as well as higher depletion expense from 8% increase in tonnage of ore processed.

4.

Mine operating earnings decreased by 35% to $92,318,000 for the year ended December 31, 2013, compared to $142,025,000 in the prior year. Mine operating earnings were affected by the decrease in silver prices and higher depletion, depreciation and amortization expenses.

5.

General and administrative expenses for the year ended December 31, 2013 increased $2,979,000 or 14% compared to the prior year due to higher professional fees, additional administrative expenses for the newly recruited senior management for expanded operations and a resulting increase in salaries and employee benefits.

6.

Share-based payments expense for the year ended December 31, 2013 increased by $3,872,000 or 36% compared to the same period of the prior year. The increase was primarily due to stock options granted in 2013 and 2012, including amortization of the stock option benefit for the additional senior management recruited in Mexico in preparation for expanded operations. The Company’s higher share price at time of the grant compared to the prior year also contributed to the increase in the Company’s share-based payments expense.

7.

During the year ended December 31, 2013, as a result of the decline in silver prices and the Mexican Tax Reform, the Company recognized an impairment loss of $28,791,000 on certain mining interests which were acquired from Silvermex Resources Inc. in July 2012.

8.

In 2012, the Company incurred acquisition costs of $2,740,000 related to the acquisition of Silvermex. The transaction was completed in July 2012 and was valued at $137.0 million at the time of the acquisition.

9.

Operating earnings was $22,689,000 for the year ended December 31, 2013, compared to operating earnings of $106,567,000 for the year ended December 31, 2012, due to decrease in mine operating earnings, impairment of goodwill and mining interests, higher general and administrative, share-based payments expenses and foreign exchange losses.

10.

During the year ended December 31, 2013, investment and other income was $5,974,000 compared to $6,715,000 in the prior year. The income is primarily attributed to a net gain of $9,129,000 from the termination fee related to the Orko acquisition, a $3,919,000 gain from fair value adjustment of the prepayment facility, a gain of $1,355,000 from payouts on insurance claims relating to theft of concentrates in late 2012, and a $557,000 gain from the First Silver litigation, offset by a $3,915,000 write-down on available- for-sale marketable securities, a $4,818,000 loss on silver futures contracts and a $1,783,000 loss on mark-to- market adjustments of marketable securities.

11.

During the year ended December 31, 2013, the Company recorded an income tax expense of $64,425,000 compared to $22,091,000 in 2012. The $42,334,000 increase in income tax expense was primarily attributed to a non-cash accounting adjustment of $38,793,000 relating to the Mexican Tax Reform, partially offset by lower earnings.

12.	As a result of the foregoing, net loss for the year ended December 31, 2013 was $38,232,000 or EPS of $(0.33), compared to net earnings of $88,898,000 or EPS of $0.80 per common share for 2012.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2013				2012
Financial Highlights	Q4(1)	Q3(2)	Q2(3)	Q1(4)	Q4(5)	Q3(6)	Q2(7)	Q1(8)
Revenue	$58,989	$76,882	$48,372	$67,070	$71,007	$63,581	$54,774	$57,815
Cost of sales	$31,437	$36,060	$23,891	$24,270	$23,686	$20,912	$18,456	$16,693
Depletion, depreciation and amortization	$13,298	$11,645	$10,198	$8,196	$7,861	$6,832	$5,259	$5,453
Mine operating earnings	$14,254	$29,177	$14,283	$34,604	$39,460	$35,837	$31,059	$35,669
Net (loss) earnings after tax	$(81,229)	$16,320	$160	$26,517	$22,350	$24,869	$15,321	$26,358
(Loss) earnings per share (basic)	$(0.69)	$0.14	$0.00	$0.23	$0.19	$0.22	$0.14	$0.25
(Loss) earnings per share (diluted)	$(0.69)	$0.14	$0.00	$0.23	$0.19	$0.21	$0.14	$0.24

Notes:

1.

In the quarter ended December 31, 2013, mine operating earnings decreased $14,923,000 or 51% compared to the quarter ended September 30, 2013, primarily attributed to decrease of 17% or 673,621 ounces of payable equivalent silver ounces sold. More ounces were sold in the prior quarter due to sale of approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter. In addition, depletion, depreciation and amortization was higher due to 9% increase in tonnes milled during the fourth quarter compared to the prior quarter. Net loss after tax was $81,229,000 compared to net earnings of $16,320,000. The decrease was attributed to $28,791,000 impairment on goodwill and mining interests, $14,923,000 decline in mine operating earnings, as well as $38,793,000 non-cash adjustment to deferred income tax expense recorded during the quarter in relation to the Mexican Tax Reform.

2.

In the quarter ended September 30, 2013, mine operating earnings increased $14,894,000 or 104% compared to the quarter ended June 30, 2013, primarily attributed to an increase of 57% or 1,407,022 ounces of payable equivalent silver ounces sold, which includes approximately 650,000 ounces of silver sales that were suspended and delayed at the end of the second quarter of 2013 due to declining silver prices. Net earnings after tax was $16,320,000, an increase of $16,160,000 compared to the previous quarter due to increase in mine operating earnings and investment and other income.

3.

In the quarter ended June 30, 2013, mine operating earnings decreased $20,321,000 or 59% compared to the quarter ended March 31, 2013, primarily attributed to a 25% decline in silver prices and management’s decision to suspend approximately 700,000 ounces of silver sales near quarter end in order to maximize future profits. Net earnings after tax was $160,000, a decrease of $26,357,000 compared to the previous quarter due to decrease in mine operating earnings and $5,864,000 loss on investment in silver futures and marketable securities, compared to a one-time gain of $9,131,000 from termination fee of the Orko acquisition in the previous quarter.

4.

In the quarter ended March 31, 2013, mine operating earnings decreased $4,856,000 or 12% compared to the quarter ended December 31, 2012, primarily attributed to 9% decline in silver prices and higher cost of sales due to appreciation of the Mexican peso against the US dollar. Net earnings after tax increased by $4,167,000 or 19% compared to the previous quarter, due to gain from termination fee of the Orko acquisition and gain on fair value adjustment of the prepayment facility.

5.

In the quarter ended December 31, 2012, mine operating earnings increased $3,623,000 or 10% compared to the quarter ended September 30, 2012, primarily attributed to 5% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax decreased by $2,519,000 or 10% compared to the third quarter of 2012 due to a $6,017,000 decrease in investment income compared to the previous quarter.

6.

In the quarter ended September 30, 2012, mine operating earnings increased $4,778,000 or 15% compared to the quarter ended September 30, 2012 primarily attributed to 16% increase in production, partially offset by higher depletion, depreciation and amortization expense. Net earnings after tax increased by $9,548,000 or 62% compared to the third quarter of 2012. The increase was due to increase in mine operating earnings and $9,016,000 increase in investment income compared to the third quarter of 2012.

7.

In the quarter ended June 30, 2012, mine operating earnings decreased $4,610,000 or 13% compared to the quarter ended March 31, 2012. The decrease was primarily attributed to $3,041,000 or 5% decrease in revenue due to a 13% decrease in average revenue per ounce of silver sold, partially offset by 5% increase in production. Net earnings after tax decreased $11,037,000 compared to the prior quarter, primarily due to an investment loss of $3,627,000 during the quarter compared to an investment gain of $5,581,000 in the previous quarter. The investment loss was related to loss on silver futures and marketable securities during the current quarter.

8.

In the quarter ended March 31, 2012, mine operating earnings decreased $2,714,000 or 7% compared to the quarter ended December 31, 2011. The decrease was primarily attributed to $2,986,000 or 5% decrease in revenue due to 2% less ounces of silver equivalents sold compared to the previous quarter. Net earnings after tax increased $5,019,000 compared to the prior quarter, primarily due to an investment income of $5,581,000 from a gain on silver futures and marketable securities during the quarter and a lower effective tax rate due to the new global tax structure that the Company established in late 2011.

LIQUIDITY

At December 31, 2013, the Company held cash and cash equivalents of $54.8 million and had working capital of $32.8 million, compared to cash and cash equivalents of $111.6 million and working capital of $115.7 million at December 31, 2012. Cash and cash equivalents decreased by $56.8 million during the year, primarily as a result of $178.7 million of investments in property, plant and equipment and mineral property interests, $9.3 million of repayments on lease obligations, $5.3 million on deposits on long-term assets and $4.7 million realized loss on derivative financial instruments, offset by $134.3 million generated from operating activities and $16.1 million from proceeds from lease financings.

During the year, the Company expended $94.4 million on mineral properties and $84.3 million on property, plant and equipment compared to $99.3 million expended on mineral properties and $75.8 million expended on property, plant and equipment in the previous year. Capital expenditures are comparable to the prior year due to the on-going construction at Del Toro and the scaling up of the San Martin and La Guitarra expansion which included capital expenditures for property, plant and equipment as well as mine development for the increased tonnage to the mill.

Funds surplus to the Company’s short-term operating needs are held with reputable institutions and are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

With $54.8 million in cash and cash equivalents at December 31, 2013, the Company believes it has sufficient funds to meet current operating and its reduced capital requirements.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal byproducts are sold primarily through four international organizations with good credit ratings. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2013, the Company has outstanding trade payables of $20.9 million (December 31, 2012 -$20.8 million) which are generally payable in 90 days or less and accrued liabilities of $13.6 million (December 31, 2012 - $16.5 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$34,534	$34,534	$-	$-	$-
Prepayment facility	49,930	16,091	33,839	-	-
Finance lease obligations	39,188	17,680	17,766	3,742	-
Decommissioning liabilities	16,437	-	-	-	16,437
Purchase obligations and commitments (1)	35,207	35,207	-	-	-
Total Obligations	$175,296	$103,512	$51,605	$3,742	$16,437

(1)	Purchase obligations and commitments primarily consist of committed purchase orders and contracts related to construction of the Del Toro Silver Mine and the San Martin mill expansions.

Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				December 31, 2013		December 31, 2012
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$11,873	$395	$(1,043)	$11,225	$1,123	$5,001	$500
Mexican peso	763	12,647	(20,194)	(6,784)	(678)	(7,237)	(724)
	$12,636	$13,042	$(21,237)	$4,441	$444	$(2,236)	$(224)

Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for approximately 17% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver. In July 2013, the Company purchased call options on lead and zinc futures equivalent to remaining production to be delivered under the terms of the prepayment facility. The call options were purchased to mitigate potential exposure to future price increases in lead and zinc.

As at December 31, 2013, a 10% increase or decrease of metal prices at December 31, 2013 would have the following impact on net earnings:

				December 31, 2013
					Effect of +/-
					10% change in
	Silver	Gold	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$1,306	$158	$555	$37	$2,056
Metals in doré and concentrates inventory	47	1	11	3	62
Prepayment facility	-	-	(2,377)	(2,446)	(4,823)
	$1,353	$159	$(1,811)	$(2,406)	$(2,705)

Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2013, the Company’s exposure to interest bearing liabilities is limited to its prepayment facility and finance leases.

Based on the Company’s interest rate exposure at December 31, 2013, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings.

Political and Country Risk

First Majestic currently conducts foreign operations primarily in Mexico, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant's assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

In April 2013, the Company received a positive judgment on the First Silver trial from the Supreme Court of British Columbia (the “Court”), which awarded a sum of $93.8 million in favour of First Majestic against the defendants (see Note 28 of the Company’s consolidated financial statements for the year ended December 31, 2013). An amount of $14.1 million were received by the Company in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $79.0 million. The judgments by the Court in favour of the Company were appealed by the defendants, but the appeal was dismissed in October 2013. The defendant has initiated an application to vary or discharge the appeal dismissal order requiring a further hearing with a three judge panel to determine if the appeal judge made an error in law or principle. The outcome of this application is presently not determinable. Judgment against the defendants should not be regarded as conclusive until such time as all avenues for appeal have been exhausted and the Company cautions that even if the results of all such appeals are in the Company’s favour it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to try to recover the unpaid portion of the judgment. There can be no guarantee of collection on the remaining $79.0 million of the judgment amount and accordingly, as at December 31, 2013, the Company has not accrued any additional amounts related to the remaining unpaid judgment in favour of the Company.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2013, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the audited consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the year ended December 31, 2013 and 2012, there were no significant transactions with related parties outside of the ordinary course of business.

SUBSEQUENT EVENTS

Subsequent to December 31, 2013:

a)	293,784 shares valued at $2.8 million were granted for acquisition of mineral properties adjacent to the La Guitarra Silver Mine;

b)	1,736,642 options were granted with a weighted average exercise price of CAD$10.44 and expire in five years from the grant date;

c)	48,500 options were cancelled; and

d)	Management determined that the 1,000 tpd cyanidation plant at the Del Toro Silver Mine achieved commercial production on January 1, 2014.

Pursuant to the above subsequent events, the Company has 117,318,624 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

CRITICAL JUDGEMENTS AND ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to Proven and Probable Reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mill or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgement dependant on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

•	substantially all major capital expenditures have been completed to bring the mine or mill to the condition necessary for it to be capable of operating in the manner intended by management;
•	the mine or mill has reached a pre-determined percentage of design capacity;
•	the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e., the ability to continue to produce ore at a steady or increasing level);
•	the completion of a reasonable period of testing of the mine plant and equipment;
•	the ability to produce a saleable product (i.e., the ability to produce concentrate within required sellable specifications);
•	the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
•	mineral recoveries are at or near the expected production levels.

The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that commercial production was achieved for the following expansions:

•	the 1,000 tpd cyanidation plant at the La Parrilla mine achieved commercial production on March 1, 2012;
•	the 1,000 tpd flotation plant at the Del Toro mine achieved commercial production on April 1, 2013; and
•	the 1,000 tpd cyanidation plant at the Del Toro mine achieved commercial production on January 1, 2014.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Impairment of property, plant and equipment assets, mining interests and goodwill

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment, mining interests and goodwill are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment, mining interests and goodwill. Internal sources of information management considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s property, plant and equipment, mining interests and goodwill, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non-expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mineral interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income and other taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Mexican Tax Reform

In late 2013, the Mexican government approved a tax reform that enacted a new Mexican Income Tax Law (“MITL”), effective January 1, 2014, and repealed the Flat Tax Law (“IETU”). The new MITL maintains the current 30% corporate income tax rate, eliminating the previously scheduled reduction to 29% in 2014 and to 28% in 2015.

The new MITL eliminates the option to depreciate capital assets on an accelerated basis, as well as the 100% tax deduction for a mining company’s pre-operating expenses. As of 2014, capital assets will be depreciated on a straight-line basis using the provided allowed percentage for each type of asset, and pre-production expenses will be amortized over a 10 year period.

The new MITL also imposes a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). This new withholding tax will apply beginning in 2014, but not to distributions of profits subject to corporate-level tax prior to 2014, so the pre-2014 tax paid profits balance distributions are exempted. Per the Mexico-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

The tax reform also included in the Mexican Federal Fees Law a new 7.5% mining royalty on taxpayers with mining concessions. This royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have book basis but no tax basis for purposes of the royalty. The Company has recognized a deferred tax liability of $35.1 million as at December 31, 2013 in respect of this royalty. This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted or depreciated.

The tax reform also creates a new environmental duty equal to 0.5% of gross revenues from the sale of gold and silver, which will also be tax deductible for income tax purposes.

First Majestic estimates a non-cash adjustment to deferred income tax liabilities of approximately $38.8 million related to the deferred tax impacts of the above tax changes, including $35.1 million on the 7.5% mining royalty and $3.7 million for the elimination of a scheduled reduction of Mexico corporate statutory tax rate to 29% in 2014 and 28% in 2015.

Management executed a corporate restructuring for tax purposes effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. In December 2009, Mexico introduced tax consolidation reform rules, which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving each annual consolidation benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation was expected to be recaptured from 2014 to 2023. The tax reform abolished the existing consolidation regime effective as of January 1, 2014 and offers a revised simplified form of tax integration over a three year peiod. Existing groups are now required to assess the tax impact of deconsolidation using a mechanism established transition rules specified in legislation for which the final applied rules are expected to be released in the next few months. The Company is reviewing the impact and will communicate the financial impact when it is finally determined in the applied Mexican tax rules.

The tax deconsolidation results in the availability of entity level loss carryforwards that were previously used to shelter taxable income of other group companies. As at December 31, 2013, the Company has total non-capital loss carryforwards of $217.0 million on a non-consolidated basis for Mexican income tax purposes that may be carried forward to reduce taxable income on a company by company basis.

Deferred tax assets are recognized for these tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of individual operations in the legal entities in which the tax losses arose.

Tax Contingencies

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a subsidiary acquired by the Company in 2012, had a tax reassessment from the Mexican tax authorities for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.1 million (40.8 million Mexican pesos). La Guitarra had previously posted cash as collateral for a bond held with the Mexican tax authorities for $3.1 million (40.8 million Mexican pesos) and also accrued a VAT payable of $3.1 million related to the tax reassessment. In 2013, the Company submitted a voluntary tax amnesty and remitted $2.4 million (31.5 million Mexican pesos) in exchange for a credit on the remaining balance of $0.7 million (9.3 million Mexican pesos). As at December 31, 2013, the 2003 tax reassessment had been fully settled with the Mexican tax authorities and the cash was returned. The gain on settlement of $0.7 million was recorded in other income.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). As at December 31, 2013, the Company has defended itself successfully in all of these tax assessments. Therefore, no provision was recorded for tax exposure relating to these reassessments. Professional fees of $0.3 million (2012 -$0.1 million) were incurred and expensed as general and administrative expenses during the year in relation to the appeal process.

Due to the size, structure, complexity and nature of the Company’s operations, various tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material and predictable effect on the consolidated financial statements of the Company.

CHANGES IN ACCOUNTING POLICIES

Accounting Policies Adopted Effective January 1, 2013

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), which clarifies the requirements for accounting for the cost of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company adopted IFRIC 20 in compliance with the transitional requirements and the application of this standard did not result in an adjustment to the Company’s consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Disclosures on Offsetting of Financial Instruments

In December 2011, the IASB issued an amendment to IFRS 7 – Financial Instruments: Disclosure (“amendments to IFRS 7”). The amendments to IFRS 7 require more extensive disclosures about offsetting (also known as netting) of financial instruments. The new offsetting disclosure requirements are effective for annual periods beginning on or after January 1, 2013 and need to be applied retrospectively to all comparative periods. The Company has applied the amendments to IFRS 7 on a prospective basis, commencing January 1, 2013. The adoption of this amendment did not have a significant impact on the Company’s comparative periods.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 (“amendments to IAS 1”) – Presentation of Items of Other Comprehensive Income. The amendments to IAS 1 require items of other comprehensive income (“OCI”), along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments. The adoption of this standard did not have a significant impact on the Company’s consolidated financial statements.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2013

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. On July 24, 2013, the IASB tentatively decided to defer the mandatory effective date until the finalization of the impairment, classification and measurement requirements, with earlier adoption still permitted. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past activity or event (“obligating event”) described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of the adoption of this interpretation on its consolidated financial statements.

Recoverable Amount Disclosures

In May 2013, the IASB issued amendments to IAS 36 – Impairment of Assets (“amendments to IAS 36”). The amendments to IAS 36 restrict the requirement to disclose the recoverable amount of an asset or CGU to periods in which an impairment loss has been recognized or reversed. The amendments also expand and clarify the disclosure requirements applicable when an asset or CGU’s recoverable amount has been determined on the basis of fair value less cost of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014 and should be applied retrospectively. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

OTHER

Additional information relating to the Company may be found on or in:

•	SEDAR at www.sedar.com;
•	the Company’s Annual Information Form; and
•	the Company’s audited consolidated financial statements for the year ended December 31, 2013

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

  maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

  provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the year, the Company installed SAP ERP software in all of its legal entities to enable real time consolidation and entity by entity detailed reporting and in-depth analyses. There has been an improvement in the Company’s internal control over financial reporting during the year ended December 31, 2013. None of the changes during the year is reasonably likely to materially negatively affect the Company’s internal control over financial reporting.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992). Based on this assessment, management concludes that, as of December 31, 2013, the Company’s internal control over financial reporting was effective and no material weaknesses were identified.

The effectiveness of the Company’s internal control over financial reporting, as of December 31, 2013, has been audited by Deloitte LLP, Chartered Accountants, who also audited the Company’s consolidated financial statements as of and for the year ended December 31, 2013 and 2012, as stated in their report which appears on the Company’s consolidated financial statements.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.